UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AMERITRANS CAPITAL CORPORATION

COMMON STOCK, $.0001 PAR VALUE

CUSIP No.: 03073H108

Bettina C. Elstroth, Esq.
405 Lexington Avenue, Suite 4949
New York, NY 10174
(212)922-1177

December 21, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §~240. 1 3d- 1(e), 240.1 3d- 1 (f) or 240.1 3d-i (g), check the following box.[   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information
contained in this form are not required to respond unless
the form displays a currently valid 0MB control number.

CUSIP NO.:

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (See Instructions). Steven Etra 068-38-0835	
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	
	(a)	
	(b)	
3.	SEC Use Only	
4.	Source of Funds (See Instructions) PF	
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	
6.	Citizenship or Place of Organization USA	
NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH:		
7.	Sole Voting Power 79,284	
8.	Shared Voting Power 56,022	
9.	Sole Dispositive Power 79,284	
10.	Shared Dispositive Power 56,022	
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 135,306**	
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X}	
13.	Percent of Class Represented by Amount in Row (11) 5.01%	
14.	Type of Reporting Person (See Instructions) IN	

** Includes (i) 23,294 shares of common stock, $.001 par value (the "Shares") held directly by Mr. Etra; (ii) 29,022 Shares owned jointly by Mr. Etra and his wife; (iii) 27,000 Shares held by Mr. Etra's wife; (iv) 35,990 Shares held by Fiserv Securities Inc. for the benefit of Mr. Etra's IRA; (v) 10,000 Shares held by SRK Associates LLC, a limited liability company controlled by Mr. Etra, (vi) 10,000 Shares held by Lance's Property Development Corp. Pension Plan, of which Mr. Etra is a trustee. Excludes 4,375 Shares issuable upon the exercise of five-year options issued under the 1999 Employee Plan.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2005

_____
(Signature)

Steven Etra_____
(Name/Title)